Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
File No. 0-20634

     The following is a transcript of an interview that has been posted on SafeNet, Inc.’s corporate website.

Cautionary Statement Regarding Forward-Looking Statements
 Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10-K for the fiscal year ended December 31. 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information
 SafeNet and Rainbow have filed with the SEC a preliminary joint proxy statement/prospectus and have filed and will file other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow once it is finalized and declared effective by the SEC. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor

Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

TALKPOINT.COM

SafeNet, Inc.

November 12, 2003

     [START RECORDING]

     MR. JOHN GIRARD [PHONETIC]: Well welcome everyone for our 2:30 meeting today. We have an interview opportunity with SafeNet. I’m John Girard [phonetic] a Gartner Analyst in the security group focusing on remote access. And I’m joined here by Anthony Caputo who is the Chairman and CEO of SafeNet.

     And we’ll exchange some questions back and forth and we’d also like to encourage people in the audience to ask questions as well. All right?

     MR. ANTHONY CAPUTO: Ok.

     MR. JOHN GIRARD: So you tell us a little bit just recapping for 2003; what were the, you know, what was the financial picture per se for SafeNet? And also what would you say were your great successes?

     MR. ANTHONY CAPUTO: The financial picture for SafeNet in 2003 is extremely strong. Our revenue will be based on consensus for the fourth quarter combined with what we’ve done in the prior three quarters. Our revenue will be 65 million dollars. That compares to 02 revenue of 32 million. So with just slightly more than double revenue.

     Earnings per share adjusted to take out some acquisition related charges, and then adding in a tax charge even though we’re not currently paying taxes; earnings per share this year will be about 75 cents compared to 34 cents last year. So, again, more than double on that area.

     MR. JOHN GIRARD: All right and in terms of 2004 what are your projections?

     MR. ANTHONY CAPUTO: We haven’t given guidance yet. We, the consensus estimates for SafeNet on a stand alone basis next year are revenue of about 83 million dollars which would be slightly more than 20 percent growth at the top line. And EPS of about 93 cents per share, which again would be very strong growth.

     However we recently announced a large M&A activity. We have signed a definitive agreement to merge with Rainbow Technologies. And we’ve, although we cannot give guidance at this point in time because we are in effective registration, if you look at the consensus estimates for the two companies and assume some moderate synergies it results in revenues of about 240 million dollars. So very significant increase in revenues and earnings per share of about a dollar twenty three at the midpoint or about a 65 percent increase in earnings per share.

     MR. JOHN GIRARD: About two forty is a good number especially in a market where a lot of the companies are very small. So that is impressive potential.

     What’s, you know, talk to us a little bit about, if you can then, about how that Rainbow, how you see the Rainbow acquisition strengthening what you’ve got. You know you’re getting into an authentication business where up till now you’ve been selling more of the privacy side of things with SSL. And you’re going into a more complete solution at this point then.

     MR. ANTHONY CAPUTO: Yeah they do have some authentication products but those products are a relatively small portion of the Rainbow revenue.

     MR. JOHN GIRARD: In other words I watch [laughter].

     MR. ANTHONY CAPUTO: Ok. That’s about a five million dollar product line for them right now. The strategic thrust of this acquisition is to further penetrate, primarily to further penetrate, the government market. That’s about 50 percent of SafeNet’s business today, sales to the U.S. government. And it’s about 65 percent of Rainbow’s business. And in both cases, in the case of both companies, the business is encryption technology to protect network communications.

     The Rainbow business is aimed at protecting top secret government communications. And the SafeNet business today is aimed at protecting all other government communications; sensitive but unclassified. We have a vision that putting these two systems together will not only create a very large business today but give us the opportunity to take share in the government.

     Both companies are doing really well in the government, I think, at the present time. We see market data that indicates government spending on IT security is growing at a compound annual growth rate of about 15 percent per year. The Rainbow business this year is growing higher than that at 21 percent. And the SafeNet government encryption business is growing at double the Rainbow rate. It’s growing at about 42 percent.

     So our goal here, the number one goal is to take significant share in the government segment.

     MR. JOHN GIRARD: Yeah, it sounds like you have plenty of room to grow in there. What about the non-government space, the enterprise space? Because I do watch the VPN space and the encryption space at the enterprise level. And you folks aren’t usually on the list.

     MR. ANTHONY CAPUTO: Right.

     MR. JOHN GIRARD: That comes out up on the enterprise.

     MR. ANTHONY CAPUTO: So we have a unique strategy to penetrate the market. We consciously decided several years ago that we would only market directly to government and world class financial institutions. And then to reach all other businesses, be they small, medium or large, we built OEM relationships and provide technology to many of the companies that you would follow at the end user level.

     So we provide VPN technology for example to Cisco, our largest OEM customer, SonicWall, WatchGuard, Netscreen, Secure Computing, all get part or all of their VPN technology from SafeNet.

     MR. JOHN GIRARD: Secret, it’s, be kind of nice to get that out from under there [laughter], like the Intel Inside logo.

     MR. ANTHONY CAPUTO: Yeah, it is a little bit like the Intel Inside logo. And it is somewhat of a challenge to get that out broadly particularly because its security technology and people try to be close to the vest with that, with the name and type of technology that they’re using.

     But within the industry that’s relatively well known. We provide, for example, in networking companies including the largest, we provide board level products, chip level products, software. And we’ve recently licensed our intellectual property to them also so that they can build chips containing our technology.

     MR. JOHN GIRARD: Ok, great. Primarily the U.S. government market, but you do sell to other government markets as well?

     MR. ANTHONY CAPUTO: We do some to other governments. But this effort is primarily based, aimed at the U.S. government. That’s where the spending is right now. And based on some new programs that we’ll be launching within the next 12 months we’re confident that that spending is going to be increasing from what are already relatively high rates.

     MR. JOHN GIRARD: What do you see as the next area that you’d probably like to add in as a service that you require or run yourself? You’d be going into managed security services or would there be more products that you’d, and basic technology, that you’d want to acquire next?

     MR. ANTHONY CAPUTO: We have a very small managed security service right now. And we’re working with what appears to be a good deal of success to add some blue chip customers there. And given that success we’re likely to expand the managed security service.

     But another area that I’d like to highlight for a moment is in our OEM business where in addition to selling to networking companies and other security companies, as I’ve just mentioned, we’ve been working for the last couple of years to license technology to semiconductor manufacturers. And we have licenses in place for our encryption chip designs with ARM and AMD and Samsung. And the most important of all is Texas Instruments who is, this quarter, beginning to ship in volume cell phone chips containing SafeNet chip technology. And starting next quarter we’re going to be earning very nice royalty revenues based on the fact that about half of TI unit volume, which is very, very large, will be contained in SafeNet chip technology.

     When I say very large, TI shipped last year 250 million cell phone chips; and we’re really excited about the fact that starting this Christmas season they’ll be shipping chips containing SafeNet technology.

     The chips are used in; well first of all their largest customer is Nokia. So the chips are going to be used in a very broad share of the market. And they’re being used in all the new phones that you see coming out that contain entertainment capabilities; digital cameras, MP3 players, video and the like, are all requiring encryption technology. And we’re providing that technology.

     That’s going to be an important news story for SafeNet in 2004.

     MR. JOHN GIRARD: Yeah definitely an exciting market. Now aside from the fact that it’s only five million dollars of revenue, let me go back to authentication again.

     You sell a lot of very strong technology for keeping transmitted and stored information secret. Where do you find, how do you tend to partner? Who else do you bring in, aside from Rainbow, when it comes to authorizing users themselves? Because that really is the big issue is once you’ve got a good encryption mechanism in place you still have users that have this bizarre notion that security should be transparent and they shouldn’t have to do anything; especially get that in the government. Oh, we’ve put in smart cards so all the users can use four digit pins. And we don’t even want them to use that, you know, like great. Let’s make it as easy as possible to steal the password.

     MR. ANTHONY CAPUTO: Yeah they want to use biometrics but then they don’t really know how to go about doing it.

     MR. JOHN GIRARD: Yeah so [crosstalk].

     MR. ANTHONY CAPUTO: Our focus is a broader view of using encryption technology and authentication with tokens is one of the areas where encryption is used. We have been providing for years a version of our VPN products that include in one shrink wrapped package VPN software and a smart card along with a reader. And that’s used in certain high security applications like the IRS uses with all their field agents so that the field agents can access tax records remotely.

     Our focus is broader than just looking at the authentications market.

     MR. JOHN GIRARD: Sure.

     MR. ANTHONY CAPUTO: Our focus is in looking at various uses of encryption technology. And then we look at the market segments where we can build significant growth businesses. And those are the ones that we target.

     At this point in time I’m not sure how much we will target the authentication business next year. We’re really interested as I’ve said in the government market.

     MR. JOHN GIRARD: Right.

     MR. ANTHONY CAPUTO: And in another business that Rainbow has which uses encryption technology to protect intellectual property so that the owner of the intellectual property can control its use. Most of the products that Rainbow ships today, and this is a significant business, it’s a 40 million dollar annual business within Rainbow today. Most of the products that are shipped there today are sold to software vendors who use the Rainbow encryption technology to make sure that their customers pay for every copy of the software that they’re using.

     Rainbow had a major announcement, I think it was last week, I’ve lost track of time right now. But within the last few days anyway of a relationship based on this right to management technology with Microsoft. Microsoft introduced a new product called Windows Rights Management System which will allow us at our desktop to assign rights to every document, a word document, an Excel spreadsheet, even a PowerPoint presentation. And the rights would be who can read it, who can print it, for how long does someone have access to it.

     And Rainbow is under contract with Microsoft to produce an encryption-based, digital rights management server that will be part of this Windows Rights Management System.

     And so we’re really excited about this part of the business that is merging into SafeNet because it’s an area where we can use encryption technology to help people protect their intellectual property. It’s also an area that our wireless customers, including the prime one, Texas Instruments, has been demanding new product to protect the download of intellectual property to the new entertainment phones.

     MR. JOHN GIRARD: Yeah well you’re not just talking about protecting rights to the documents. You’re also talking about guaranteeing that whoever’s entitled gets paid.

     MR. ANTHONY CAPUTO: Exactly.

     MR. JOHN GIRARD: And that does make it a very popular technology you want to be offering.

     MR. ANTHONY CAPUTO: Right.

     MR. JOHN GIRARD: I’d like to open it up and see what questions we have on the floor from folks. Yes sir?

     MALE VOICE 1: Who is TI using for technology that you’re now licensing with them? You said [unintelligible] was their application for this kind of technology previously.

     MR. ANTHONY CAPUTO: There was really not. There was a small use in the firms that we’ve all been carrying over the last few years. There’s a small use of encryption technology basically to protect the phone number from being stolen or cloned as the term that’s used in the industry.

     And most of that was done in software-based encryption. But with these new phones the chip, TI’s name for the chip that’s in the new phones is OMAP which stands for Open Multimedia Applications Platform. And the significance of that is their vision is that the new chip enables these entertainment phones.

     Once you do that the processing requirements in the phones become very, very stringent. There’s lots of CPU utilization. And there are low power capabilities. You know, the batteries are always running out. We’re all aware of that.

     The reason TI has put our chip technology into their chips is that trying to do encryption technology is lots of areas will chew up the CPU power and chew up the battery power if you try to do that in software. If you do it in hardware the utilization of both the CPU and the battery goes way down.

     And they also get a secure platform. You can really implement things like rights management in this platform and have a system which is not hackable unlike DVD systems are hackable today.

     Because you’re using hardware encryption inside the phone you can protect the encryption key from discovery. And therefore you have a truly secure system.

     So the goals of these new phones, the reason that the technology is being used, are lower CPU utilization, lower battery utilization and a much stronger security platform allowing intellectual property to really be purchased and downloaded and protected.

     MALE VOICE 1: Would you expect all phones to ultimately have hardware based technology and who would you compete against in providing chip technology?

     MR. ANTHONY CAPUTO: We certainly hope that all phones have, TI has about a 60 percent market share so that’s, you know, we’ve taken a very significant step. The competition was every encryption company in the world. That’s a TI quote. They never gave us all the names but that’s their quote. We know a few were RSA and some of the chip companies; Hifn and Broadcom, another European chip company called Securealink who subsequently we acquired to gain more chip development scale.

     Basically we won because we were the only company that

had both hardware and software implementations thus allowing a complete solution and allowing TI and their customers to scale the performance and pricing of the technology to meet the various form factors of the phones that they would have from high-end phones to throw away phones.

     And we won because of the strength of our security. And frequently we win in the OEM market because the OEM ultimately says something to themselves like; you know I guess if SafeNet is good enough for the U.S. government it’s good enough for me to use in my phone or my router or whatever the device.

     MR. JOHN GIRARD: Well some ways that could be a bigger market than your government market if this OEM business takes off the way we think data phones are going to go.

     MR. ANTHONY CAPUTO: Yeah this is a really exciting part of our business. The government market is growing very rapidly. And we’re taking share there. But there’s work to be done over the last few years and which is now coming to fruition is likely to be a very high growth business for us.

     MR. JOHN GIRARD: Oh, that’s, yes?

     MALE VOICE 2: Can you talk to the cell phone opportunity in terms of royalty; are we talking pennies per phone or?

     MR. ANTHONY CAPUTO: Yeah we are talking pennies. And we’re not allowed under contract to be specific in terms of the number of pennies. Analysts have estimates out that you can see.

     The significance of the Rainbow transaction in this area is we now have a chip in the phone that could be used for various encryption applications like buying something in an ecommerce transaction or like protecting the download of let’s say songs.

     Rainbow has the software applications for those two areas which the phones need. And from a business model point of view what we see is the opportunity to increase the average selling price per phone from the pennies that TI is going to pay us to a larger number as we add applications. And so it’s an opportunity to increase our overall revenue and ESP in this new volume market.

     MALE VOICE 3: I know you’ve done some acquisitions [unintelligible].

     MR. ANTHONY CAPUTO: Rainbow, [unintelligible].

     MALE VOICE 3: What kind of integration issues do you have? What’s Rainbow [unintelligible].

     MR. ANTHONY CAPUTO: Right. We have done acquisitions before; several small, one large, larger than us a year ago when we acquired Cylink Corporation. There were about not quite two to one in terms of employees. But across the data about 150 percent of our employee base, and that with a company, Cylink, that was troubled. It was, revenue was declining. It was losing money. A lot of bad things were going on.

     So we had to do that very quickly and be very aggressive in the restructuring. We set a goal of reducing the combined companies operating expense by 28 percent. And we actually did 30 percent. We also exceeded slightly the head count reduction goals, completed the integration on time. And I think most importantly during the integration period, which was about six months it was actually five, we integrated the Cylink product family into the SafeNet product family so that by mid year this year customers were buying one system which protected public networks and, that was a SafeNet technology, private networks which were that technology came from Cylink, into one system, one common management platform.

     And as a result of that since that integration the Cylink product revenue, which as I said have been declining, is now increasing. So from an integration point of view Rainbow is large but it’s a company that is profitable, is growing and is generating cash.

     So it’s, the scale of integration that’s required, or specifically the amount of cutting required, is nowhere near what we dealt with last year. We have a formal process that we use that we learned from outside consultants in the past. We’ll be using that process again in establishing teams in each functional area from both companies who make all the decisions all the way down to the lowest level of detail. We do have a decision making process prior to closing the transaction. And once we close we begin implementation on day one.

     So we believe we have a management team that knows how to do this, a process that has worked before, a company that is solid. And several of the teams of people have worked together in the past as partners. We think it’s going to go well.

     MR. JOHN GIRARD: Ok, this gentleman at that front table. You had a question?

     MALE VOICE 4: The, looking at the encrypt embedded piece in the TI chips.

     MR. ANTHONY CAPUTO: Yes.

     MALE VOICE 4: If you take Rainbow’s ecommerce and digital rights management software and run it on top of that bone or product or whatever it is aren’t you running into the same thing; software load versus an embedded load [unintelligible], power problems and more slow the device down?

     MR. ANTHONY CAPUTO: What you do is you take the application and you use it. But you don’t put the crypto engine in the application. The crypto engine is in hardware in the chip.

     So you communicate back and forth between the two. And the crypto functions are the one that consume all the power and the CPU cycle.

     Basically because encryption, security of encryption, is

based up on big math. It’s just so hard to find the key or break the encryption algorithm because the math is so complex. That’s why it drains power and uses CPU cycles if you don’t do it in special purpose hardware.

     MALE VOICE 3: So the size of the [unintelligible] application [crosstalk] crypto.

     MR. ANTHONY CAPUTO: Oh yeah, oh yeah, absolutely. I mean they spent the money to put it in the device for very real reasons. And they have been demanding this for awhile. And we saw the opportunity to basically get to market faster with these products.

     MR. JOHN GIRARD: Interesting. Since your market is also largely government there’s a cloak and dagger technology topic that is of interest there not necessarily in the enterprise yet and that’s quantum computing. There is the opportunity when quantum computers become available to start breaking some of our current algorithms with relative ease.

     I think we’ve been, our analyst that’s looked into that, doesn’t think there will really be anything much in quantum computing before 2007. But it’s definitely something to worry about.

     What’s your thought on that?

     MR. ANTHONY CAPUTO: I think that Moore’s law will continue to exist. Quantum computing is different than Moore’s law. But the effect of Moore’s law is going to continue as far as we can see.

     Its effect on the encryption business is as computing power increases, steps have to be taken to increase the strength of encryption algorithms. In the commercial world right now there is a transition taking place from the most commonly used encryption algorithm which is known as the gate encryption standard or DES or the latest version is called triple DES where the key links got longer.

     So the new algorithm called the advanced encryption standard which has an even longer encryption key. And those steps from the data encryption standard to the triple data encryption standard to the advanced encryption standard are basically steps that go on all the time to accommodate the increasing computing power.

     So the same thing will continue in the future.

     I think one of SafeNet’s strengths in this area is that we’re a company that was founded by two engineers from the U.S. government’s National Security Agency. We’re located in Baltimore where that agency is located. And we have formal R&D partnerships in place with the National Security Agency.

     That Agency is the Agency of the U.S. Government which invent encryption algorithms and which will continue to do that. They have a new program that’s going to benefit us significantly over the next few years called the cryptographic modernization program. Its goal is to make available for top secret communications encryption appliances that will work on modern networks like internet protocol networks and have new appliances with the government’s latest and strongest encryption algorithms begin to be fielded.

     It represents, for companies like us, a tremendous business opportunity because the government will upgrade 400,000 fielded devices over the rest of this decade and spend on hardware somewhere between two to four billion dollars.

     Quite frankly that’s one of the nice things about the encryption business. As computing power increases the encryption devices, encryption algorithms and the encryption algorithms have to get stronger, and it creates in effect replacement business.

     MR. JOHN GIRARD: We’ve got time for one more question then we’re coming up on the top of the hour here. Any other questions from anyone? No?

     MALE VOICE 5: Could you talk a little bit about the

government market growing the number where it is today, where you see that going?

     MR. ANTHONY CAPUTO: Sure. The best market, government focused market, research that I’ve seen has IT spending in the government growing from 02 to 08 at a compound annual growth rate of 15 percent per year. As I mentioned we and Rainbow significantly exceeding that rate, and then as I mentioned there’s a new program, the Cryptographic Modernization Program, which will start about 12 months from now and run through the rest of the decade. And we’ll add an additional two to four billion dollars in spending.

     With the combination of Rainbow into SafeNet we have the ability to take a significant portion of that spend. And that will be our goal.

     MR. JOHN GIRARD: All right.

     MR. ANTHONY CAPUTO: Thank you.

     MR. JOHN GIRARD: Thank you everyone.

     [Applause]

     [END OF RECORDING]